

03051651

SEC 9/5/03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

NF 9-4-03

SEC FILE NO.
8-52487

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/0.3 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Diversified Financial Group, LLC

Official Use Only

FIRM ID. NO.



SEC MAIL PROCESSING
RECEIVED
SEP - 2 2003
WASH, D.C.
188
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 N. Weinbach Ave. Ste 460
(No. and Street)

Evansville, IN (City) Indiana (State) 47711-5981 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie Seltzer 812-471-3443
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

John Friend and Company, PC

2916 E. Morgan Ave (ADDRESS) Number and Street | Evansville City | IN State | 47711 Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Charlie Seltzer, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Diversified Fin as of 6/30/03, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

SECRETARY - TREASURER
Title

[signature]
Notary Public

State of Indiana
County of Vanderburgh
Before me the undersigned, A Notary Public for Vanderburgh County, State of Indiana, personally appeared [signature] and acknowledged the execution of this Instrument this 27 day of August, 20 03.
(Signed) [signature]
Notary Public
My Commission expires 1-11-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

For the Year Ended
June 30, 2003

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

CONTENTS

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

INDEPENDENT AUDITOR'S REPORT

To the Members
American Diversified Financial Group, LLC
Evansville, IN

We have audited the accompanying statement of financial position of American Diversified Financial Group, LLC as of June 30, 2003 and the related statement of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements described above present fairly, in all material respects, the financial position of American Diversified Financial Group, LLC as of June 30th 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John Friend and Company, P.C.
Evansville, Indiana
August 22 2003

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

		June 30, 2003
ASSETS:		
Cash and Cash Equivalents	$	26,473
Commission Receivable		17,186
Goodwill		175,000
Other Assets		597
Total Assets		219,256
LIABILITIES:		
Payable to Investment Representatives		11,407
Other Liabilities		5,871
Total Liabilities		17,278
MEMBERS' EQUITY:		
Members' Contributed Capital		188,500
Accumulated Profit		13,478
Total Members' Equity		201,978
Total Liabilities and Members' Equity		219,256

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVIERSIFIED FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

		Year Ended June 30, 2003
Income		
Commission Income	$	165,291
Fee from Investment Representatives		9,120
Dividend Income		403
Other Income		210
Total Income		175,024
Expenses		
Representative Commissions		102,529
Management Fees		16,530
Licenses and Membership Fees		2,905
Occupancy Expense		15,046
Technology Expense		3,284
Legal and Professional Fees		4,125
Insurance		1,649
Postage and Supplies		4,733
Telephone Expense		4,456
Other Expenses		2,572
Total Expenses		157,829
NET PROFIT		17,195

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

STATEMENT OF MEMBERS' EQUITY

	Members' Contributed Capital	Accumulated Deficit	Total
Balances, July 1, 2002	$ 207,500	(3,717)	203,783
Net Profit		17,195	17,195
Capital Distribution	(19,000)		(19,000)
Balances, June 30, 2003	188,500	13,478	201,978

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

	Year Ended June 30, 2003
Operating Activities	
Net Profit	$ 17,195
Adjustments to Reconcile Net Loss to Net Cash Used By Operating Activities:	
Net Change In	
Commissions Receivable	(10,642)
Payable to Investment Representatives	7,444
Other Assets	1,136
Other Liabilities	1,125
Net Cash Used By Operating Activities	16,258
Financing Activities – Capital Distribution	(19,000)
Net Change in Cash and Cash Equivalents	(2,742)
Cash and Cash Equivalents, Beginning of Year	29,215
Cash and Cash Equivalents, End of Year	26,473
Cash Paid During Year For:	
Interest Paid	-0-
Income Taxes Paid	-0-

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Note A – Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of American Diversified Financial Group, LLC (Company) conform to generally accepted accounting principles and reporting practices followed by the broker-dealer industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as an Indiana Limited Liability Company on January 28, 2000, was granted application for membership from the NASD on October 17, 2000, and commenced operations on November 1, 2000. The Company's customer base is primarily individual investors located in Southern Indiana and Southeastern Illinois.

Cash and Cash Equivalents, for purpose of reporting cash flows, are all liquid investments with an original maturity of three months or less.

Goodwill – The Company adopted FAS 142 as of July 1, 2001. Goodwill is no longer amortized and will be evaluated on a periodic basis for impairment.

Commissions and Fees are recorded on a settlement-date basis. There were no transactions at June 30, 2003 that would require reconciliation with trade-date basis accounting.

Income Taxes have not been provided for because the Company is not considered a taxable entity for United States federal or state income tax purposes.

Note B – Cash Deposit With Clearing Organization

In accordance with its fully disclosed clearing agreement, the Company is required to maintain a specified amount of cash on deposit with its clearing broker, Dain Correspondent Services. At June 30, 2003, the amount of the deposit was $25,000.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS (Cont.)

Note C – Commitments and Contingent Liabilities

The Company is subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position of the Company.

Note D – Related Party Transactions

The Company has entered into an agreement with its members in which the Company will pay the members management fees for the day-to-day management of the Company. The fees are calculated based on commission income. The amount of fees paid to the members during the year ended June 30, 2003 was $16,530.

Note E – Leases

The Company has a noncancelable operating lease for the building in which it operates that expires in July 2003. Rental expense for the lease consisted of $11,263 for the year ended June 30, 2003.

Note F- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2003, the Company had net capital of $26,352 which was $21,352 in excess of its required net capital of $5,000. At June 30, 2003, the Company's ratio of aggregate indebtedness to net capital was 0.66 to 1.

See Independent Auditor's Report

Supplemental Information

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation of Net Capital Under Rule 15c3-1

	June 30, 2003
Computation of Net Capital	
Members' Equity Qualified for Net Capital	$ 201,978
Nonallowable assets	
Goodwill	(175,000)
Prepaid Expense and Other Assets	(597)
Hair Cut on Operating Account	(29)
Net Capital	26,352

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		June 30, 2003
Reconciliation with Company's Computation (included in Part 11 a of Form X-17A-5 as of June 30, 2003)		
Net Capital, as reported in Company's Part 11 A (unaudited) FOCUS Report	$	26,352
Net Audit Adjustments		-0-
Net Capital per page 11		26,352

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		June 30, 2003
Aggregate Indebtedness		
(included in statement of Financial Condition)		
Payable to Investment Representatives and Other Liabilities	$	17,278
Basic Net Capital Requirements		
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital		21,352
Excess Net Capital at 1000% (net capital less 10% of aggregate indebtedness)		19,624
Ratio of aggregate indebtedness to net capital		.66 to 1

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Dain Correspondent Services on a fully-disclosed basis.

See Independent Auditor's report and notes to financial statements.

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

Independent Auditors' Report on Internal Control

To the Members
American Diversified Financial Group, LLC
Evansville, IN

In planning and performing our audit of the financial statements of American Diversified financial Group, LLC for the year ended June 30, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, because the Company has limited office staff, complete segregation of duties is not possible. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



John Friend and Company, PC
August 22, 2003